EXHIBIT 99.1

Coastal.com to Present at Oppenheimer's 13th Annual Consumer Conference on June 25, 2013

VANCOUVER, British Columbia, June 18, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading online provider of eyewear, has been invited to present at Oppenheimer's 13th Annual Consumer Conference. The conference will be held at the Four Seasons Hotel in Boston, Massachusetts on June 25-26, 2013.

Coastal.com's management is scheduled to present on Tuesday, June 25, 2013 at 11:25 a.m. Eastern time with one-on-one meetings held throughout the day.

To schedule a one-on-one meeting with Coastal.com's management, please contact your Oppenheimer representative. More information about the conference may be found at www.opco.com.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands provides customers with an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to provide our customers with stylish high quality eyewear quickly, so they can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         1-604-676-4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         1-949-574-3860
         COA@liolios.com